Emerging Markets Opportunity Fund

SEMIANNUAL REPORT November 30, 2006



Dreyfus
A Mellon Financial Company[SM]

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Emerging Markets Opportunity Fund, covering the six-month period from June 1, 2006, through November 30, 2006.

Although reports of declining housing prices in the United States recently have raised some economic concerns among both U.S. and international investors, we believe that neither a domestic recession nor a major shortfall in global growth is likely. Stimulative monetary policies among many central banks over the last several years have left a legacy of ample financial liquidity worldwide, which should continue to support global economic growth. Indeed, most nations' monetary policies have so far tightened only from stimulative to neutral, leaving room for further expansion.

The long rally in international equity markets, including the emerging markets, seems to support the view that global economic conditions remain sound. However, we have begun to see evidence that investors anticipating a slower-growth economy have turned toward companies with the ability to sustain profitability in a variety of economic environments. This pattern is consistent with previous mid-cycle slowdowns. Of course, there is no guarantee how the markets will perform, and we encourage you to discuss the implications of these and other matters with your financial advisor.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 15, 2006



DISCUSSION OF FUND PERFORMANCE

Hugh Hunter, Tony Hann, Richard Fairgrieve and Bill Rudman,
Portfolio Managers
WestLB Mellon Asset Management (USA) LLC,
Sub-Investment Adviser

How did Emerging Markets Opportunity Fund perform relative to its benchmark?

Between the fund's inception on July 13, 2006, and the end of its semi-annual reporting period on November 30, 2006, the fund achieved total returns of 17.28% for Class A shares, 16.96% for Class C shares, 17.36% for Class R shares and 17.12% for Class T shares.[1] In comparison, the fund's benchmark, the Morgan Stanley Capital International Emerging Markets Index (the "Index"), produced a 20.11% total return for the same period.[2]

We attribute the fund's strong start to favorable conditions in the world's emerging equity markets, which rebounded from earlier weakness as growing global and regional economies and high levels of liquidity supported stock prices. The fund's returns were slightly lower than its benchmark, primarily due to its relatively light exposure to India as well as expenses related to the initial construction of the fund's portfolio.

What is the fund's investment approach?

The fund seeks long-term capital appreciation by investing in the stocks of companies organized, or with a majority of their assets and operations, in emerging market countries. The fund may invest in companies of any size. We allocate the fund's assets among emerging market countries using a top-down, quantitative model that incorporates valuation, currency, momentum, growth, interest-rate and risk factors to determine each country's weighting relative to the Index. We also consider qualitative factors, such as political and economic developments, and market factors, such as liquidity. To select individual stocks, our bottom-up process focuses on fundamental analysis, including assessments of each company's management, product lines and competitive positions.

What other factors influenced the fund's performance?

Just weeks before the fund's inception, stock markets in many developing nations experienced a sharp correction as international investors reacted to the possibility of higher interest rates and slower economic growth in the United States. Investors worried that moderating U.S. demand for exports from the emerging markets might adversely affect corporate profits and global economic conditions. These concerns proved to be relatively short-lived, however, as it became apparent over the summer that the U.S. economic slowdown was likely to be gradual and local business fundamentals in the emerging markets remained sound. As a result, investment capital continued to flow into emerging stock markets, helping to fuel a rebound that persisted throughout the reporting period.

In recognition of the reporting period's favorable market conditions, we attempted to deploy the fund's capital fully and quickly after the inception of fund operations in mid-July. We allocated assets to various emerging markets in proportions that were roughly consistent with the composition of the fund's benchmark, placing emphasis on those areas we considered attractive and de-emphasizing countries that appeared fully or overvalued to us. For example, we established overweighted positions in South Korea, where we found world-class companies selling at attractive valuations, and Brazil, which we believed offered value-oriented opportunities due to temporary uncertainty in advance of its presidential elections. Conversely, we allocated fewer assets than the benchmark to South Africa, where recent weakness in the nation's currency led us to adopt a more cautious posture, and India, where stocks generally seemed richly valued after a long local market rally.

Although most of our initial country allocation decisions proved to be beneficial to performance over the reporting period, the fund's light exposure to India detracted from its relative returns when robust investor demand continued to drive Indian stocks higher. In other areas, the fund benefited from its investments in Argentina, where the stock of oil services company Tenaris rose along with commodity prices. China was home to a number of strong performers in the telecommunications, life insurance, energy and financials industry groups. Individual detractors from the fund's performance during the reporting period included Hyundai Motors in Korea, which suffered amid overall weakness in the automotive industry, and Gold Fields of South Africa, which was hurt by concerns related to a recent acquisition.

What is the fund's current strategy?

As of the end of the reporting period, our top-down analyses have continued to suggest reasons for optimism in the emerging equity markets, as business prospects for most companies have remained solid and market liquidity has been robust. However, with a gradual economic slowdown underway in the United States and interest rates rising in Europe and Japan, the rate of global economic growth may begin to moderate.

In our view, a slower-growth global economy could make international investors more attentive to valuation factors, which we expect to enhance the predictive value of the fund's valuation-oriented quantitative model. In addition, stable U.S. interest rates and rising interest rates in Europe and elsewhere may lead to further deterioration of the U.S. dollar relative to other currencies, which could boost the value of foreign investments for U.S. residents. Of course, we are prepared to adjust our strategies as economic and market conditions evolve.

December 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation in effect through May 31, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Emerging Markets (MSCI EM) Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unadited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Emerging Markets Opportunity Fund from July 13, 2006 to November 30, 2006.† It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2006†

	Class A	Class C	Class R	Class T
Expenses paid per $1,000††	$ 8.39	$ 11.52	$ 7.35	$ 9.44
Ending value (after expenses)	$1,172.80	$1,169.60	$1,173.60	$1,171.20

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2006†

	Class A	Class C	Class R	Class T
Expenses paid per $1,000††	$ 7.77	$ 10.67	$ 6.80	$ 8.74
Ending value (after expenses)	$1,011.59	$1,008.69	$1,012.55	$1,010.62

† *From July 13, 2006 (commencement of initial offering) to November 30, 2006.*
†† *Expenses are equal to the fund's annualized expense ratio of 2.00% for Class A, 2.75% for Class C, 1.75% for Class R and 2.25% for Class T, multiplied by the average account value over the period, multiplied by 141/365 (to reflect actual days since inception).*

STATEMENT OF INVESTMENTS

November 30, 2006 (Unaudited)

Common Stocks—90.6%	Shares		Value ($)
Argentina—.4%			
BBVA Banco Frances, ADR	5,500		**50,655**
Brazil—11.5%			
American Banknote	8,300		65,272
Banco Bradesco, ADR	3,000		113,130
Cia de Bebidas das Americas (AmBev), ADR	500		20,750
Cia de Bebidas das Americas (AmBev), ADR (Preferred)	1,000		46,110
Cia Energetica de Minas Gerais	600	a	27,258
Cia Vale do Rio Doce (CVRD), ADR	2,800		77,728
Cia Vale do Rio Doce (CVRD), ADR (Preferred)	9,400		221,370
EDP—Energias do Brasil	3,200		43,199
Equatorial Energia	6,600		53,245
Lojas Renner	3,000		39,293
Petroleo Brasileiro, ADR	800		75,320
Petroleo Brasileiro, ADR (Preferred)	6,600		560,340
Tele Norte Leste Participacoes	1,100		35,192
Unibanco—Uniao de Bancos Brasileiros, GDR	1,000		84,670
			1,462,877
China—6.0%			
Aluminum Corp. of China, Cl. H	72,000		57,849
China Construction Bank, Cl. H	200,000	b	103,871
China Life Insurance, Cl. H	33,000		80,094
China Merchants Bank, Cl. H	36,000	a	69,233
China Petroleum & Chemical, Cl. H	128,000		101,197
Datang International Power Generation, Cl. H	80,000		67,567
Industrial and Commercial Bank of China, Cl. H	199,000		100,537
PetroChina, ADR	450		57,645
PetroChina, Cl. H	92,000		117,086
			755,079
Egypt—.6%			
Orascom Construction Industries, GDR	856		**73,274**
Hong Kong—3.2%			
China Mobile	10,500		88,277
China Mobile, ADR	4,200		177,240
CNOOC	63,000		55,720
CNOOC, ADR	450		39,983

Common Stocks (continued)	Shares	Value ($)
Hong Kong (continued)		
Shangri-La Asia	16,000	41,240
		402,460
India−1.5%		
Bharat Heavy Electricals	800	44,962
Morgan Stanley Capital International India Index (warrants 1/16/07)	3,766 [a]	46,047
Reliance Industries	1,800	50,224
Reliance Industries, GDR	900 [b]	50,400
		191,633
Luxembourg−1.7%		
Tenaris, ADR	4,600	**216,246**
Malaysia−4.9%		
Bumiputra-Commerce Holdings	81,400	175,489
Genting	9,100	73,570
IOI	31,000	161,940
Malakoff	26,300	72,692
Malaysia International Shipping	28,400	73,002
Resorts World	18,000	65,672
		622,365
Marshall Islands−.3%		
Omega Navigation Enterprises, Cl. A	2,800	**44,100**
Mexico−3.0%		
America Movil, ADR, Ser. L	2,500	111,175
Cemex, ADR	1,400 [a]	45,556
Corporacion GEO, Ser. B	10,600 [a]	45,909
Grupo Modelo, Ser. C	11,000	59,745
Grupo Televisa, ADR	1,800	47,304
Wal-Mart de Mexico, Ser. V	20,000	74,872
		384,561
Peru−.7%		
Credicorp	2,100	**83,895**
Philippines−.4%		
Ayala	5,140	**51,607**
Poland−4.6%		
Bank Pekao	2,334	171,379
KGHM Polska Miedz	1,930	68,077
Polski Koncern Naftowy Orlen	3,716	66,827
Powszechna Kasa Oszczednosci Bank Polski	13,112	195,014

Common Stocks (continued)	Shares	Value ($)
Poland (continued)		
Telekomunikacja Polska	10,259	79,746
		581,043
Russia−13.7%		
Chelyabinsk Zink Factory, GDR	6,190 [a]	106,159
LUKOIL, ADR	4,000	356,000
MMC Norilsk Nickel, ADR	1,530	237,150
Mobile Telesystems, ADR	4,900	235,690
Gazprom, ADR	16,630	776,621
Polyus Gold, ADR	530 [a,c]	26,617
		1,738,237
South Africa−4.1%		
African Bank Investments	14,600	57,675
FirstRand	26,944	74,435
Gold Fields	2,891	53,669
Impala Platinum Holdings	2,676	67,682
Mittal Steel South Africa	2,800	35,722
MTN Group	5,798	59,306
Sasol	2,210	77,668
Standard Bank Group	4,188	51,499
Truworths International	10,812	45,189
		522,845
South Korea−15.8%		
GS Engineering & Construction	1,180	110,331
Hanjin Heavy Industries & Construction	2,410	84,534
Hite Brewery	780	96,514
Hyundai Motor	850	64,386
Kookmin Bank, ADR	2,400	187,800
KT & G	990	64,871
Orion	421	121,399
POSCO, ADR	1,000	78,860
Pusan Bank	3,840	47,515
Samsung Electro-Mechanics	2,110 [a]	95,238
Samsung Electronics	211	144,844
Samsung Electronics, GDR (Common)	706 [b]	241,452
Samsung Electronics, GDR (Preferred)	398 [b]	106,664
Samsung Heavy Industries	4,980	125,920
Shinhan Financial Group	2,940	143,141

Common Stocks (continued)	Shares	Value ($)
South Korea (continued)		
Shinsegae	139	89,287
SK Telecom, ADR	7,500	194,475
		1,997,231
Taiwan−11.6%		
Advanced Semiconductor Engineering	32,000 [a]	36,792
Cathay Financial Holding	67,889	153,173
Cathay Financial Holding, GDR	1,000	22,250
China Steel	70,000	70,963
Delta Electronics	18,000	55,299
Gemtek Technology	45,693	88,971
HON HAI Precision Industry	20,200	147,028
MediaTek	8,300	84,911
Morgan Stanley Capital International Taiwan Index (warrants 10/30/07)	35,342 [a]	329,373
President Chain Store	24,000	59,342
SinoPac Financial Holdings	93,000	49,870
Taiwan Fertilizer	30,000	57,765
Taiwan Semiconductor Manufacturing, ADR	26,400	283,800
U-Ming Marine Transport	21,000	26,416
		1,465,953
Thailand−1.4%		
Bangkok Bank Public, NVDR	18,400	63,051
Banpu Public	7,900	38,735
PTT	12,700	81,376
		183,162
Turkey−1.2%		
Akbank	8,680	48,620
Ford Otomotiv Sanayi	4,092	31,780
Trakya Cam Sanayii	10,562	25,842
Turkiye Garanti Bankasi	13,081	43,334
		149,576
United States−4.0%		
iShares MSCI Emerging Markets Index Fund	3,950	433,710
Southern Copper	1,368	74,843
		508,553
Total Common Stocks (cost $10,095,417)		**11,485,352**

Preferred Stocks—1.8%	Shares	Value ($)
Brazil:		
Bradespar	2,000	84,142
Investimentos Itau	30,000	139,390
Total Preferred Stocks (cost $181,444)		**223,532**

Other Investment—6.1%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $775,000)	775,000 d	**775,000**
Total Investments (cost $11,051,861)	**98.5%**	**12,483,884**
Cash and Receivables (Net)	**1.5%**	**188,913**
Net Assets	**100.0%**	**12,672,797**

ADR—American Depository Receipts
GDR—Global Depository Receipts

a Non-income producing security.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities amounted to $502,387 or 4.0% of net assets.

c The value of this security has been determined in good faith under the direction of the Board of Directors.

d Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Energy	21.4	Consumer Staples	5.3
Financial	19.3	Consumer Discretionary	3.6
Information Technology	10.1	Exchange Traded Funds	3.4
Materials	10.1	Warranty	3.1
Telecommunications	7.7	Utilities	2.1
Industrial	6.3		
Money Market Investment	6.1		**98.5**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	10,276,861	11,708,884
Affiliated issuers	775,000	775,000
Cash		73,974
Cash denominated in foreign currencies	2,384	2,404
Receivable for shares of Common Stock subscribed		71,895
Dividends and interest receivable		20,326
Prepaid expenses		74,444
Due from The Dreyfus Corporation and affiliates–Note 3(c)		2,562
		12,729,489
Liabilities ($):		
Accrued expenses		**56,692**
Net Assets ($)		**12,672,797**
Composition of Net Assets ($):		
Paid-in capital		11,154,553
Accumulated investment (loss)–net		(7,768)
Accumulated net realized gain (loss) on investments		93,963
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		1,432,049
Net Assets ($)		**12,672,797**

Net Asset Value Per Share

	Class A	Class C	Class R	Class T
Net Assets ($)	11,479,623	572,749	327,538	292,887
Shares Outstanding	783,162	39,186	22,324	20,000
Net Asset Value Per Share ($)	**14.66**	**14.62**	**14.67**	**14.64**

See notes to financial statements.

STATEMENT OF OPERATIONS

From July 13, 2006 (commencement of operations)
  to November 30, 2006 (Unaudited)

Investment Income ($):

Income:

Cash dividends (net of $4,893 foreign taxes withheld at source):

Unaffiliated issuers	44,158
Affiliated issuers	9,743
Interest	580
Total Income	**54,481**
Expenses:	
Management fee–Note 3(a)	38,316
Custodian fees	41,254
Legal fees	28,225
Registration fees	16,745
Auditing fees	13,703
Shareholder servicing costs–Note 3(c)	7,907
Prospectus and shareholders' reports	1,455
Distribution fees–Note 3(b)	1,235
Directors' fees and expenses–Note 3(d)	89
Miscellaneous	4,715
Total Expenses	**153,644**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(91,380)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(15)
Net Expenses	**62,249**
Investment (Loss)–Net	**(7,768)**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	93,099
Net realized gain (loss) on forward currency exchange contracts	864
Net Realized Gain (Loss)	**93,963**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	1,432,049
Net Realized and Unrealized Gain (Loss) on Investments	**1,526,012**
Net Increase in Net Assets Resulting from Operations	**1,518,244**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

From July 13, 2006 (commencement of operations)
 to November 30, 2006 (Unaudited)

Operations ($):	
Investment (loss)–net	(7,768)
Net realized gain (loss) on investments	93,963
Net unrealized appreciation (depreciation) on investments	1,432,049
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,518,244**
Capital Stock Transactions ($):	
Net proceeds from shares sold:	
Class A shares	10,206,067
Class C shares	510,461
Class R shares	280,000
Class T shares	250,000
Cost of shares redeemed:	
Class A shares	(91,975)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**11,154,553**
Total Increase (Decrease) in Net Assets	**12,672,797**
Net Assets ($):	
Beginning of Period	–
End of Period	**12,672,797**
Undistributed investment (loss)–net	(7,768)
Capital Share Transactions (Shares):	
Class A	
Shares sold	789,803
Shares redeemed	(6,641)
Net Increase (Decrease) in Shares Outstanding	**783,162**
Class C	
Shares sold	**39,186**
Class R	
Shares sold	**22,324**
Class T	
Shares sold	**20,000**

See notes to financial statements.

FINANCIAL HIGHLIGHTS (Unaudited)

The following table describes the performance for each share class for the period from July 13, 2006 (commencement of operations) to November 30, 2006. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Class A Shares	Class C Shares	Class R Shares	Class T Shares
Per Share Data ($):				
Net asset value, beginning of period	12.50	12.50	12.50	12.50
Investment Operations:				
Investment income (loss)–net [a]	(.01)	(.05)	.00[b]	(.02)
Net realized and unrealized gain (loss) on investments	2.17	2.17	2.17	2.16
Total from Investment Operations	2.16	2.12	2.17	2.14
Net asset value, end of period	14.66	14.62	14.67	14.64
Total Return (%) [c]	17.28[d]	16.96[d]	17.36	17.12[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets [c]	1.91	2.28	1.93	2.14
Ratio of net expenses to average net assets [c]	.77	1.06	.68	.87
Ratio of net investment income (loss) to average net assets [c]	(.09)	(.38)	.03	(.16)
Portfolio Turnover Rate [c]	52.75	52.75	52.75	52.75
Net Assets, end of period ($ x 1,000)	11,480	573	328	293

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Not annualized.
[d] Exclusive of sales charge.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Emerging Markets Opportunity Fund (the "fund") is a separate diversified series of Strategic Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company currently offering three series, including the fund, which commenced operations on July 13, 2006. The fund's investment objective seeks long-term capital appreciation by investing in stocks of companies in emerging market countries. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). WestLB Mellon Asset Management (USA) LLC ("WMAM US") serves as the fund's sub-investment adviser. The fiscal year end of the fund is May 31.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a contingent deferred sales charge ("CDSC") on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of November 30, 2006, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 340,000 of the outstanding Class A shares and 20,000 of the outstanding Class C, Class R and Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended November 30, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of 1.25% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund, until May 31, 2007, so that annual fund operating expenses (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 1.75% of the fund's average daily net assets. The expense reimbursement, pursuant to the undertaking, amounted to $91,380 during the period ended November 30, 2006.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and WMAM US, Dreyfus pays WMAM US an annual fee of .725% of the value of the fund's average daily net assets, payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended November 30, 2006, Class C and Class T shares were charged $979 and $256, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class C and Class T shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended November 30, 2006, Class A, Class C and Class T shares were charged $6,804, $326 and $256, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2006, the fund was charged $270 pursuant to the transfer agency agreement.

During the period ended November 30, 2006, the fund was charged $1,704 for services performed by the Chief Compliance Officer.

The components of Due from The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $12,085, Rule 12b-1 distribution plan fees $355, shareholder services plan fees $2,352, chief compliance officer fees $1,704 and transfer agency per account fees $241, which are offset against an expense reimbursement currently in effect in the amount of $19,299.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended November 30, 2006, amounted to $14,449,429 and $4,268,840, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At November 30, 2006, there were no forward currency exchange contracts outstanding.

At November 30, 2006, accumulated net unrealized appreciation on investments was $1,432,023, consisting of $1,440,489 gross unrealized appreciation and $8,466 gross unrealized depreciation.

At November 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on September 20, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Gordon J. Davis†	11,204,479	316,231
Joni Evans†	11,199,303	321,407
Arnold S. Hiatt†	11,177,516	343,193
Burton N. Wallack†	11,207,038	313,618

† Each new Board member's term commenced on January 1, 2007.
  In addition Joseph S. DiMartino, David W. Burke, Hodding Carter III, Ehud Houminer, Richard C. Leone, Hans C. Mautner, Robin A. Melvin and John E. Zuccotti continue as Board members of the fund.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on May 15, 2006, the Board considered the approval, through the renewal date of November 30 2007, of the fund's Management Agreement, pursuant to which the Manager would provide the fund with investment advisory and administrative services, and of the Manager's Sub-Investment Advisory Agreement with WestLB Mellon Asset Management (USA) LLC ("WestLB"), pursuant to which WestLB would serve as sub-investment adviser and would provide day-to-day management of the Fund's portfolio. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager and WestLB.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services to be provided to the fund, and discussed the nature, extent, and quality of the services to be provided to the fund by the Manager pursuant to the Management Agreement, and by WestLB pursuant to the Sub-Investment Advisory Agreement, in light of the criteria and guidelines generally applied in evaluating the reasonableness of such matters, as described at previous meetings of the Board in respect of other advisory contracts. The Board discussed with representatives of the Manager and WestLB the investment strategies to be employed in the management of the fund's assets.

The Board members also considered the Manager's and WestLB's research and portfolio management capabilities and WestLB's experience and reputation with respect to emerging markets investing. The Board members also noted that the Manager will provide oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Proposed Management Fee and Expenses.</u> As the fund has not yet commenced operations, the Board members were not able to review the fund's performance or actual expense ratio.

The Board members also discussed the fund's management fee and reviewed the range of management fees for the funds in the Lipper Emerging Markets Funds category (with certain stated exclusions). The Board members noted that the fund's management fee was in line with the Lipper category average and median contractual advisory fees.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by the mutual funds managed by the Manager or its affiliates reported in the same Lipper category as the fund (the "Similar Funds"). The Manager's representatives also reviewed the fees paid by institutional separate accounts managed by WestLB (collectively with the Similar Funds, the "Similar Accounts") that have similar investment objectives and policies as the fund. The Manager does not manage any emerging markets institutional separate accounts or wrap fee accounts. The Manager's representatives discussed the nature, extent and quality of the services delivered to the Similar Accounts as compared to those which will be delivered to the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Board members noted that the costs of the services to be provided and profits to be realized by the Manager and its affiliates from the relationship with the fund in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors, were not measurable as the fund had not yet commenced operations. The Board members also considered potential benefits to the Manager from WestLB acting as sub-investment adviser to the fund, noting from comments of representatives of the Manager that WestLB currently does not engage in soft dollar transactions.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to the fund's Management Agreement and the Sub-Investment Advisory Agreement with WestLB. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations.

• The Board concluded that the nature, extent, and quality of the services to be provided by the Manager and WestLB are adequate and appropriate. The Board considered the Manager's and WestLB's experience and reputation with respect to investing in emerging market securities.

• The Board noted that since the Fund had not commenced operations, it had no performance to measure and thus performance was not a factor.

• The Board concluded that the fee to be paid to the Manager by the Fund was reasonable in light of the services to be provided, comparative expense and advisory fee information, and benefits anticipated to be derived by the Manager or WestLB from its relationship with the fund, and that, the fee to be paid by the Manager or WestLB is reasonable.

The Board members considered these conclusions and determinations, and without any one factor being dispositive, the Board determined that approval of the fund's Management Agreement, and Sub–Advisory Agreement with WestLB, was in the best interests of the fund and its prospective shareholders.

NOTES

For More Information

**Emerging Markets
Opportunity Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

WestLB Mellon Asset
Management (USA) LLC
1185 Avenue of the Americas
New York, NY 10036

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6096SA1106